Exhibit 99.1

PRESS RELEASE	FOR IMMEDIATE RELEASE

RigNet Announces Fourth Quarter and Full Year 2020 Earnings Results

HOUSTON – March 15, 2021 – RigNet, Inc. (NASDAQ: RNET, the “Company”), a leading provider of ultra-secure, intelligent networking solutions and specialized applications, announced its results for the quarter ended December 31, 2020.

•	Full year 2020 revenue of $207.9 million, net loss of $45.8 million or $2.22 per share
•	Fourth quarter 2020 revenue of $47.0 million, net loss of $9.1 million or $0.44 per share
•	Revenue decreased by 14.4% compared to prior year and 3.4% compared to prior quarter
•	Adjusted EBITDA increased by 2.0% to $7.7 million compared to prior quarter; decreased by 19.0% to $33.3 million compared to prior year
•	System Integration project backlog of $7.7 million

“RigNet closed 2020 having again delivered strong market share growth in both MCS and machine learning in spite of industry headwinds,” said Steven Pickett, Chief Executive Officer and President. “During the fourth quarter, our gross margin increased sequentially and we delivered important wins in Managed Communications, capturing significant global fleet opportunities that will drive future revenues.  Intelie, our machine learning business, remains the foundation of our Apps & IoT strategy and despite the impacts of COVID-19, delivered nearly 32% revenue growth over 2019, topping $10 million for full year 2020.  Enquiries in our SI business remain robust and we have already received a new FPSO buildout award in the first quarter of 2021. We are optimistic about this business segment as we are seeing SI customers begin to reach decision points on the many opportunities where we have submitted competitive bids.”

Mr. Pickett continued, “The board and management of RigNet are extremely proud of what the team accomplished in 2020 and over the last several years. Since we embarked on RigNet 2.0 in 2016, the team has grown our offshore market share by 30% and has grown our Apps & IoT business by over 400%. We built strategic relationships among our Managed Communications customers and delivered outstanding service and great value.  Our SI segment is well positioned to see new awards as customers recognize that our disciplined management approach to new projects will yield operational and financial benefits.  Financially, the team managed our balance sheet well and reduced debt significantly. There is no doubt that 2020 was a challenging year and while that challenge has not yet ended, we are confident that our employees will continue to execute against our growth plans.”

“Finally,” Mr. Pickett concluded, “Progress on activities related to our acquisition by Viasat continue apace, with both teams working well together and driving towards a mid-2021 close in the belief that our combination will increase value for both sets of shareholders. The waiting period under the Hart-Scott-Rodino Act has ended with no actions taken. Our next major milestone is our shareholder vote which we expect to hold in the second half of April.”

15115 PARK ROW BLVD, SUITE 300, HOUSTON, TEXAS 77084-4947 PHONE 281.674.0100 FAX 281.674.0101 http://www.rig.net

Quarterly revenue was $47.0 million, a decrease of $1.7 million, or 3.4%, compared to $48.7 million in the prior quarter and a decrease of $17.0 million, or 26.6%, compared to $64.1 million in the fourth quarter 2019, primarily as a result of continued lower activity in the oil and gas industry related to the impact of the COVID-19 pandemic. Apps & IoT revenue grew by $0.2 million quarter-over-quarter, or 2.1%, primarily due to Intelie. Systems Integration (SI) revenue grew by $0.3 million, or 3.6%, primarily due to the timing of projects. These increases were offset by a $2.2 million or, 6.8% decrease in Managed Communications Services (MCS) revenue due to a decrease in site count and new site delays compared to the prior quarter. Compared to the fourth quarter of 2019, MCS revenue decreased by $9.5 million compared to fourth quarter 2019 due to decreased site counts including rig stacking, and non-recurring service installation revenue related to the expansion of the LTE network in the Gulf of Mexico that occurred in the prior year. Apps & IoT revenue decreased by $1.5 million, or 15.3%, primarily due to lower equipment sales and bandwidth usage in IoT. SI revenue decreased by $6.0 million or 40.9%, compared to the fourth quarter of 2019 primarily due to differences in the timing on certain projects.

Net loss attributable to common stockholders in the fourth quarter of 2020 was $9.1 million, or $0.44 per share, compared to net loss attributable to common stockholders of $5.5 million, or $0.25 per share, in the third quarter of 2020 and net loss attributable to common stockholders of $0.5 million, or $0.03 per share, in the fourth quarter of 2019. The net loss in the third quarter of 2020 included a one-time, non-cash impairment charge on certain intangible assets of $3.8 million. Excluding this charge, net loss in the third quarter of 2020 was $1.7 million, or $0.08 per share. The net loss in the fourth quarter of 2019 included a gain on the sale of certain non-core assets of $4.2 million, or $0.21 per share. Excluding this gain, net loss attributable to common stockholders in the fourth quarter of 2019 was $4.8 million or $0.24 per share.

Revenue for the full year 2020 decreased by $35.0 million or 14.4% to $207.9 million, compared to the full year 2019 revenue of $242.9 million. Revenue in each segment decreased year-over-year, primarily due to the impact of the COVID-19 pandemic on the global economy and the oil and gas industry in particular. Full year 2020 MCS revenue declined 17.7% to $135.8 million , SI revenue declined 11.7% to $37.7 million, and Apps & IoT revenue declined 2.6% to $34.5 million. Net loss attributable to common stockholders for the year ended December 31, 2020 was $45.8 million or $2.22 per share, compared to 2019 net loss attributable to common stockholders of $19.2 million or $0.97 per share.

Net loss for the year ended 2020 included non-cash impairment charges related to intangibles and goodwill of $27.0 million, or $1.31 per share. Excluding these charges, net loss attributable to common stockholders was $18.8 million or $0.91 per share.

Adjusted EBITDA, a non-GAAP measure defined and reconciled to GAAP net loss (as described below), was $7.7 million for fourth quarter 2020, an increase of 2.0% compared to $7.5 million in the third quarter of 2020 and a decrease of 35.6% compared to $11.9 million in the fourth quarter of 2019. Full year 2020 Adjusted EBITDA was $33.3 million, a 19.0% decrease from 2019 full year Adjusted EBITDA of $41.1 million.

15115 PARK ROW BLVD, SUITE 300, HOUSTON, TEXAS 77084-4947 PHONE 281.674.0100 FAX 281.674.0101 http://www.rig.net

Capital expenditures for the three months ending December 31, 2020 totaled $2.7 million compared to $2.0 million for the three months ending September 30, 2020 and $8.0 million for the quarter ending December 31, 2019. Capital expenditures for the year ended December 31, 2020 totaled $11.5 million compared to $25.5 million for the year ended December 31, 2019. After accounting for accrued capital expenditures, capital expenditures on a cash basis were $2.4 million for the three months ending December 31, 2020 compared to $2.1 million and $5.6 million in the quarters ended September 30, 2020 and December 31, 2019, respectively. Capital expenditures on cash basis was $13.1 million for the year ended December 31, 2020 compared to $22.4 million for the year ended December 31, 2019.

Contracting and Operational Update

In December 2020, RigNet announced that its Board of Directors unanimously approved the Company's entry into a definitive agreement whereby Viasat Inc. will acquire RigNet in an all-stock transaction representing an enterprise value of $222 million, including RigNet's net debt as of September 30, 2020, based on the closing price of Viasat common stock on December 18, 2020.  The strategic combination is expected to create a vertically integrated communications company serving customers in industries that include government, aviation, residential, energy, and others by providing cutting-edge connectivity from the satellite to the end customer and delivering premier managed communications services coupled with a suite of advanced application solutions that include real-time machine learning and advanced cybersecurity. The waiting period under the Hart-Scott-Rodino Act has expired. RigNet is preparing to file its proxy filing in preparation for scheduling a special meeting of stockholders to vote on RigNet’s board of directors’ recommendation to approve the merger.

During the fourth quarter 2020, RigNet announced a significant new multi-year contract with a global offshore drilling contractor, expected to commence in April 2021 whereby RigNet will provide fully managed communications services in addition to services already being supplied, which include Intelie and other over-the-top applications and network security solutions.  RigNet also increased managed communications services being provided to one of the largest owners of floating offshore production, storage, and offtake vessels in Brazil.  Finally, the company secured a long-term contract to deliver Intelie’s real-time machine learning and software solutions to a premier independent exploration and production company operating in the Permian Basin.

MCS Site count in the fourth quarter of 2020 decreased by 4.0% to 1,142 compared to 1,190 in the third quarter of 2020 and decreased by 14.8% compared to 1,340 in the fourth quarter of 2019.

Project backlog (using costs to costs accounting, formerly known as percentage of completion accounting) was $7.7 million in the fourth quarter of 2020 and $12.4 million in the third quarter of 2020 and was $26.2 million in the fourth quarter of 2019.

Additional Detail

In the fourth quarter of 2020, the Company recorded $1.6 million in merger and acquisition costs largely related to the Viasat acquisition, $0.2 million in restructuring charges, and $0.1 million in

15115 PARK ROW BLVD, SUITE 300, HOUSTON, TEXAS 77084-4947 PHONE 281.674.0100 FAX 281.674.0101 http://www.rig.net one-time costs directly related to COVID-19 pandemic, such as costs associated with cleaning, testing, quarantine of employees, and modifications to our Gulf of Mexico microwave network. Additionally, the Company recorded a $0.1 million increase in the fair value of contingent consideration related to Cyphre. As of December 31, 2020, the Consolidated Leverage Ratio was 2.76 and Consolidated Fixed Charge Coverage Ratio was 2.00. In the third quarter 2020, the Company recorded a non-cash intangible assets impairment charge of  $3.8 million as a result of the carrying amounts on certain intangible assets which were in excess of their recoverable value. Additionally, the Company recorded $0.1 million in one-time costs directly related to the COVID-19 pandemic, such as costs associated with cleaning, testing, quarantine of employees, and modifications to our Gulf of Mexico microwave network, and $0.1 million in merger and acquisition costs. In the quarter ended December 31, 2019, the Company recorded $4.3 million in net gain on the sale of property plant and equipment, and net $1.2 million increase in fair value of earn-outs/contingent consideration consisting of a $1.6 million increase in the fair value of the Intelie earn-out partially offset by $0.4 million decrease in the Cyphre contingent consideration.

Earnings Call Information

Given its pending acquisition by Viasat, RigNet will not host an earnings call.

15115 PARK ROW BLVD, SUITE 300, HOUSTON, TEXAS 77084-4947 PHONE 281.674.0100 FAX 281.674.0101 http://www.rig.net

About RigNet

RigNet (NASDAQ: RNET) delivers advanced software and communications infrastructure that allow our customers to realize the business benefits of digital transformation. With world-class, ultra-secure solutions spanning global IP connectivity, bandwidth-optimized OTT applications, Industrial Internet-of-Things (IIoT) big data enablement, and industry-leading machine learning analytics, RigNet supports the full evolution of digital enablement, empowering businesses to respond faster to high priority issues, mitigate the risk of operational disruption, and maximize their overall financial performance. RigNet is headquartered in Houston, Texas with operations around the world.

For more information on RigNet, please visit www.rig.net. RigNet is a registered trademark of RigNet, Inc.

Forward Looking Statements

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included herein concerning, among other things, expectations with respect to conditions in the oil and gas industry, customer perceptions of value, entry into new customer contracts, growth prospects, the ultimate payout amount of any earnout/contingent consideration, and any comments related to RigNet’s pending acquisition by Viasat are examples of forward-looking statements in this press release.  Forward-looking statements may be identified by their use of terms and phrases such as  “may,” “anticipate,” “believe,” “intend,” “will,” “expect,” “plan,” “potential,” “could,” “should,” “project,” “guidance,” “potential,” “target,” “estimate,” “predict,” “continue” or other similar words or phrases. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties. These forward-looking statements represent the Company’s current expectations or beliefs concerning future events, and it is possible that the results described in this release will not be achieved. These forward-looking statements are subject to certain risks and uncertainties, including those risks set forth in this release or disclosed from time to time in the Company’s filings with the Securities and Exchange Commission (the “SEC”) and ultimately may not prove to be accurate. Factors that could cause actual results to differ from the Company’s expectations include the uncertainties as to the timing and completion of the Viasat merger and the ability of each party to complete the merger; the effects of the COVID-19 pandemic and its effect on the general economic activities, including reduced demand for oil and gas; competition and competitive factors in the markets in which the Company operates;  demand for the Company’s services and solutions and its effects on the general economic activities, including reduced demand for oil and gas; and other factors described in the Company’s public disclosures and filings with the SEC, including those described under “Risk Factors” in our most recent annual report on Form 10-K and in our quarterly reports on Form 10-

15115 PARK ROW BLVD, SUITE 300, HOUSTON, TEXAS 77084-4947 PHONE 281.674.0100 FAX 281.674.0101 http://www.rig.net

Q. Actual results and future events could differ materially from those anticipated in such statements. RigNet undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.

Important Additional Information and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC REGARDING THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents (when they become available) will contain important information about the proposed transaction that should be read carefully before any decision is made with respect to the proposed transaction. These materials will be made available to stockholders of RigNet at no expense to them.  Investors will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by RigNet and/or Viasat through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by RigNet will be available free of charge on RigNet's internet website at http://www.rig.net. Copies of the documents filed with the SEC by Viasat will be available free of charge on Viasat's internet website at http://www.viasat.com.

Participants in the Solicitation

Viasat, RigNet, their respective directors and certain of their respective executive officers may be considered, under SEC rules, participants in the solicitation of proxies from the stockholders of RigNet in connection with the proposed transaction. Information about the directors and executive officers of RigNet is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 11, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 30, 2020. Information about the directors and executive officers of Viasat is set forth in its Annual Report on Form 10-K for the year ended March 31, 2020, which was filed with the SEC on May 29, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on July 23, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security

15115 PARK ROW BLVD, SUITE 300, HOUSTON, TEXAS 77084-4947 PHONE 281.674.0100 FAX 281.674.0101 http://www.rig.net holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-GAAP Financial Measure

This press release contains the non-GAAP measure Adjusted EBITDA, a measure we believe is useful to investors as a supplemental measure to evaluate overall operating performance and is an integral component of financial covenant ratios in our credit agreement. Adjusted EBITDA is a financial measure that is not calculated in accordance with generally accepted accounting principles, or GAAP. We refer you to the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, to be filed with the SEC on Monday, March 15th, 2021, for a more detailed discussion of the uses and limitations of Adjusted EBITDA.

We define Adjusted EBITDA as net loss plus interest expense; income tax expense (benefit); depreciation and amortization; impairment of goodwill, intangibles, property, plant and equipment; (gain) loss on sales of property, plant and equipment, net of retirements; change in fair value of earn-outs and contingent consideration; stock-based compensation; mergers and acquisitions costs; executive departure costs; restructuring charges; the GX dispute; the GX dispute Phase II costs, one-time costs directly related to COVID-19 pandemic one-time costs directly related to COVID-19 pandemic, such as costs associated with cleaning, testing, quarantine of employees, and modifications to our Gulf of Mexico microwave network, and non-recurring items

A reconciliation of net loss to Adjusted EBITDA is found in the table below.

Media / Investor Relations Contact
Lee M. Ahlstrom, SVP & CFO	Tel: +1 (281) 674-0699
RigNet, Inc.	investor.relations@rig.net

15115 PARK ROW BLVD, SUITE 300, HOUSTON, TEXAS 77084-4947 PHONE 281.674.0100 FAX 281.674.0101 http://www.rig.net

RIGNET, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Three Months Ended			Year Ended
	December 31, 2020	September 30, 2020	December 31, 2019	December 31, 2020	December 31, 2019
	(in thousands, except per share amounts)
Unaudited Consolidated Statements of
Comprehensive Loss Data:
Revenue	$47,047	$48,722	$64,096	$207,921	$242,931
Expenses:
Cost of revenue (excluding depreciation and amortization)	28,698	29,995	41,116	130,330	149,753
Depreciation and amortization	6,315	6,375	7,366	26,534	31,129
Impairment of goodwill and intangible assets	-	3,836	-	26,977	-
Change in fair value of earn-out/contingent consideration	132	-	1,215	4,048	2,499
Gain on sales of property, plant and equipment, net of retirements	-	-	(4,240)	-	(4,240)
Selling and marketing	2,350	2,262	2,701	9,631	12,230
General and administrative	11,233	9,295	10,325	43,810	53,630
Total expenses	48,728	51,763	58,483	241,330	245,001
Operating income (loss)	(1,681)	(3,041)	5,613	(33,409)	(2,070)
Other expense, net	(637)	(1,731)	(1,173)	(5,555)	(5,971)
Income (loss) before income taxes	(2,318)	(4,772)	4,440	(38,964)	(8,041)
Income tax expense	(6,720)	(695)	(4,877)	(6,564)	(10,745)
Net loss	$(9,038)	$(5,467)	$(437)	$(45,528)	$(18,786)

Net Loss Per Share - Basic and Diluted
Net loss attributable to RigNet, Inc. common stockholders	$(9,108)	$(5,537)	$(523)	$(45,808)	$(19,156)
Net loss per share attributable to RigNet, Inc. common stockholders, basic	$(0.44)	$(0.25)	$(0.03)	$(2.22)	$(0.97)
Net loss per share attributable to RigNet, Inc. common stockholders, diluted	$(0.44)	$(0.25)	$(0.03)	$(2.22)	$(0.97)
Weighted average shares outstanding, basic	20,819	22,573	19,975	20,622	19,832
Weighted average shares outstanding, diluted	20,819	22,573	19,975	20,622	19,832

Unaudited Non-GAAP Data:
Adjusted EBITDA	$7,684	$7,536	$11,929	$33,272	$41,100

15115 PARK ROW BLVD, SUITE 300, HOUSTON, TEXAS 77084-4947 PHONE 281.674.0100 FAX 281.674.0101 http://www.rig.net

RIGNET, INC.

Reconciliation of Net Loss to Adjusted EBITDA

(Unaudited)

	Three Months Ended			Year Ended
	December 31, 2020	September 30, 2020	December 31, 2019	December 31, 2020	December 31, 2019
	(in thousands)
Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	$(9,038)	$(5,467)	$(437)	$(45,528)	$(18,786)
Interest expense	1,131	1,315	1,667	5,299	5,958
Depreciation and amortization	6,315	6,375	7,366	26,534	31,129
Impairment of goodwill and intangible assets	-	3,836	-	26,977	-
(Gain) loss on sales of property, plant and equipment, net of retirements	2	79	(4,259)	197	(4,240)
Stock-based compensation	550	502	1,489	5,738	8,621
Restructuring costs	199	-	-	199	731
Change in fair value of earn-out/contingent consideration	132	-	1,215	4,048	2,499
Executive departure costs	-	-	-	553	-
Mergers and Acquisitions costs	1,613	67	11	1,826	497
COVID-19 Costs	60	134	-	865	-
GX dispute Phase II costs	-	-	-	-	3,946
Income tax expense	6,720	695	4,877	6,564	10,745
Adjusted EBITDA (non-GAAP measure)	$7,684	$7,536	$11,929	$33,272	$41,100

15115 PARK ROW BLVD, SUITE 300, HOUSTON, TEXAS 77084-4947 PHONE 281.674.0100 FAX 281.674.0101 http://www.rig.net

RIGNET, INC.

Segment Information

(Unaudited)

	Three Months Ended			Year Ended
	December 31, 2020	September 30, 2020	December 31, 2019	December 31, 2020	December 31, 2019
	(in thousands)
Managed Communications Services
Revenue	$29,783	$31,939	$39,264	$135,754	$164,857
Cost of revenue	18,815	19,523	24,235	86,825	100,394
Depreciation and amortization	4,695	4,510	5,042	18,707	21,403
Impairment of goodwill	-	-	-	21,755	-
Selling, general and administrative	2,613	2,454	2,842	10,310	13,288
Operating income (loss)	$3,660	$5,452	$7,145	$(1,843)	$29,772

Applications and Internet-of-Things
Revenue	$8,543	$8,367	$10,083	$34,458	$35,368
Cost of revenue	3,356	3,382	4,264	14,520	17,239
Depreciation and amortization	918	1,290	1,217	4,544	4,892
Impairment of intangible assets	-	3,836	-	3,836	-
Selling, general and administrative	1,440	1,332	1,552	5,955	4,551
Operating income (loss)	$2,829	$(1,473)	$3,050	$5,603	$8,686

Systems Integration
Revenue	$8,721	$8,416	$14,749	$37,709	$42,706
Cost of revenue	6,527	7,090	12,618	28,985	32,120
Depreciation and amortization	160	157	171	638	1,627
Impairment of goodwill	-	-	-	1,386	-
Selling, general and administrative	420	374	372	1,500	2,530
Operating income	$1,614	$795	$1,588	$5,200	$6,429

NOTE: Consolidated balances include the segments above along with corporate activities and intercompany eliminations.

15115 PARK ROW BLVD, SUITE 300, HOUSTON, TEXAS 77084-4947 PHONE 281.674.0100 FAX 281.674.0101 http://www.rig.net

RIGNET, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2020	2019
	(in thousands, except share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$12,034	$12,941
Restricted cash	1,500	42
Accounts receivable, net	54,624	67,059
Costs and estimated earnings in excess of billings on uncompleted contracts (CIEB)	12,008	13,275
Prepaid expenses and other current assets	6,037	6,500
Total current assets	86,203	99,817
Property, plant and equipment, net	48,650	60,118
Restricted cash	-	1,522
Goodwill	20,479	46,792
Intangibles, net	20,020	30,145
Right-of-use lease asset	6,029	6,829
Deferred tax and other assets	1,426	5,757
TOTAL ASSETS	$182,807	$250,980
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$23,641	$28,517
Accrued expenses	15,974	16,660
Current maturities of long-term debt	8,876	10,793
Income taxes payable	1,965	2,649
GX dispute accrual	-	750
Deferred revenue and other current liabilities	20,923	11,173
Total current liabilities	71,379	70,542
Long-term debt	84,023	96,934
Deferred revenue	2,572	855
Deferred tax liability	2,474	2,672
Right-of-use lease liability - long-term portion	5,541	6,329
Other liabilities	15,513	26,771
Total liabilities	181,502	204,103

Equity:
Stockholders' equity
Preferred stock - $0.001 par value; 10,000,000 shares authorized; no shares issued or outstanding at December 31, 2020 and 2019	-	-
Common stock - $0.001 par value; 190,000,000 shares authorized; 21,011,109 and 19,979,284 shares issued and outstanding at December 31, 2020 and 2019, respectively	21	20
Treasury stock - 486,174 and 203,756 shares at December 31, 2020 and 2019, respectively, at cost	(3,668)	(2,693)
Additional paid-in capital	191,676	184,571
Accumulated deficit	(161,481)	(115,673)
Accumulated other comprehensive loss	(25,391)	(19,502)
Total stockholders' equity	1,157	46,723
Non-redeemable, non-controlling interest	148	154
Total equity	1,305	46,877
TOTAL LIABILITIES AND EQUITY	$182,807	$250,980

15115 PARK ROW BLVD, SUITE 300, HOUSTON, TEXAS 77084-4947 PHONE 281.674.0100 FAX 281.674.0101 http://www.rig.net

RIGNET, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2020	2019	2018
	(in thousands)
Cash flows from operating activities:
Net loss	$(45,528)	$(18,786)	$(62,314)
Adjustments to reconcile net loss to net cash provided by operations:
Depreciation and amortization	26,534	31,129	33,154
Impairment of goodwill and intangible assets	26,977	-	-
Stock-based compensation	5,738	8,621	4,712
Amortization of deferred financing costs	378	352	184
Deferred taxes	4,099	4,643	(5,263)
Change in fair value of earn-out/contingent consideration	4,048	2,499	3,543
Accretion of discount of contingent consideration payable for acquisitions	587	341	450
(Gain) loss on sales of property, plant and equipment, net of retirements	197	(4,240)	331
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	11,467	160	(15,254)
Costs and estimated earnings in excess of billings on uncompleted contracts	2,180	(5,904)	(4,103)
Prepaid expenses and other assets	331	2,155	(1,026)
Right-of-use lease asset	800	(1,724)	-
Accounts payable	(2,338)	7,481	7,527
Accrued expenses	(307)	594	279
GX Dispute Payments	(750)	(50,000)	50,612
Deferred revenue and other current liabilities	2,181	1,249	1,565
Right-of-use lease liability	(1,056)	1,282	-
Other liabilities	(2,890)	(136)	(5,149)
Payout of TECNOR contingent consideration - inception to date change in fair value portion	-	-	(1,575)
Net cash provided by (used in) operating activities	32,648	(20,284)	7,673
Cash flows from investing activities:
Acquisitions (net of cash acquired)	-	-	(5,208)
Capital expenditures	(13,064)	(22,374)	(30,072)
Proceeds from sales of property, plant and equipment	38	5,831	1,082
Net cash used in investing activities	(13,026)	(16,543)	(34,198)
Cash flows from financing activities:
Proceeds from issuance of common stock upon the exercise of stock options	1	5	970
Stock withheld to cover employee taxes on stock-based compensation	(981)	(1,423)	(1,154)
Subsidiary distributions to non-controlling interest	(286)	(276)	(157)
Payout of TECNOR contingent consideration - fair value on acquisition date portion	-	-	(6,425)
Proceeds from borrowings	15,550	49,498	23,750
Proceeds from Paycheck Protection Program Loan	6,298	-	-
Repayments of long-term debt	(39,470)	(19,220)	(5,129)
Payments of financing fees	(485)	(486)	-
Net cash provided by (used in) financing activities	(19,373)	28,098	11,855
Net change in cash, cash equivalents, and restricted cash	249	(8,729)	(14,670)
Cash, cash equivalents and restricted cash:
Balance, January 1,	14,505	23,296	36,141
Changes in foreign currency translation	(1,220)	(62)	1,825
Balance, December 31,	$13,534	$14,505	$23,296

15115 PARK ROW BLVD, SUITE 300, HOUSTON, TEXAS 77084-4947 PHONE 281.674.0100 FAX 281.674.0101 http://www.rig.net

RIGNET, INC.

Selected Operational Data

MCS Site Count

(Unaudited)

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
	2020	2020	2020	2020	2019
Selected Operational Data:
Offshore drilling rigs (1)	165	177	194	196	185
Offshore Production	359	362	343	386	385
Maritime	174	173	165	177	171
Other sites (2)	444	478	527	592	599
Total	1,142	1,190	1,229	1,351	1,340
Project Backlog (in thousands)	$7,667	$12,352	$15,856	$22,380	$26,178

(1)	Includes jack up, semi-submersible and drillship rigs
(2)	Includes U.S. and International land sites, completion sites, man-camps, remote offices, and supply bases and offshore-related supply bases, shore offices, tender rigs and platform rigs

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15115 PARK ROW BLVD, SUITE 300, HOUSTON, TEXAS 77084-4947 PHONE 281.674.0100 FAX 281.674.0101 http://www.rig.net